CUSIP No.	63945M107	13G	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

NB Bancorp Inc
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

63945M107
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.
Name of Reporting Persons-
I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee
for the Needham Bank 401(k) Plan and Needham Bank Employee Stock Ownership Plan

IRS No. 51-0099493

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power:	3,416,458

	6.Shared Voting Power:	634,368

	7.Sole Dispositive Power:	0

	8.Shared Dispositive Power:	4,050,826

9.	Aggregate Amount Beneficially owned by Each Reporting Person 4,050,826

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.59%

12.	Type of Reporting Person: EP

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Item 1.

(a)Name of Issuer:	Needham Bank

(b)Address of Issuer’s Principal Executive Offices:	214 Garden St Needham MA 02492

Item 2.

(a)– (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee
for the Needham Bank 401(k) Plan and the Needham Bank Employee Stock Ownership Plan
1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship:	Delaware

(d)Title of Class of Securities:	Common Stock, par value $0.01 per share

(e)CUSIP Number:	63945M107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
The Needham Bank 401(k) Plan and Needham Bank Employee Stock Ownership Plan (“Plans”) are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Directed Trustee of the Needham Bank 401(k) Plan and Needham Bank Employee Stock Ownership Plan (“Trust”). As of September 30, 2024, the Trust held 634,368 shares of the Issuer's common stock and 3,416,458 of such shares were held, unallocated, for allocation in future years. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary named in the Plans, or other parties designated in the respective Plan’s trust agreement, with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreements. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)
Percent of class: The 4,050,826 shares of common stock represent 8.59% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of September 30, 2024, as provided by the Issuer.

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(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	3,416,458
	(ii)	Shared power to vote or to direct the vote:	634,368
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	4,050,826

Item 5. Ownership of Five Percent or Less of Class

	Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Shares as to which this Schedule 13G is filed are owned by the Plan on behalf of numerous participants, which participants receive dividends and the proceeds of the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class, except as follows: None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

	Not Applicable

Item 8. Identification and Classification of Members of the Group

	Not Applicable

Item 9. Notice of Dissolution of Group

	Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company
As Directed Trustee

/s/ Christopher Taylor
Christopher Taylor COO November 14, 2024